Exhibit 21

SUBSIDIARIES OF GENEREX BIOTECHNOLOGY CORPORATION

Name	Place of Incorporation

Generex Pharmaceuticals, Inc.	Ontario, Canada

Generex (Bermuda), Inc.	Bermuda

Antigen Express, Inc.	Delaware, USA

Generex Pharmaceuticals (USA) LLC.	North Carolina, USA

Generex Marketing & Distribution Inc.	Ontario, Canada

Generex Biotechnology BALTIC	Republic of Latvia

All subsidiaries are 100% owned.

To the extent that any of the above-named subsidiaries have commenced business operations, such subsidiaries conduct business only under their respective corporate names.